SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of July, 2006

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

NEWS RELEASE	Contact:	Edisa G. Revilla- Panama
507-304-2672
Pamela Salazar - U.S.
210-277-2929

COPA AIRLINES ANNOUNCES NEW
CODESHARE AGREEMENT WITH AEROMEXICO
Passengers will benefit from enhanced connectivity throughout Mexico and Latin America

PANAMA CITY, July 30 /PRNewswire-FirstCall/ -- Copa Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA), announced today the signing of a codeshare agreement with AeroMexico, to begin on August 1, 2007.

In its initial stage, Copa Airlines will place its designator code on AeroMexico-operated flights beyond Mexico City to 17 cities: Acapulco, Aguascalientes, Leon/Bajio, Ciudad Juarez, Chihuahua, Culiacan, Cancun, Guadalajara, Hermosillo, Merida, Monterrey, Mazatlan, Puerto Vallarta, Los Cabos, Tijuana, Villahermosa and Ixtapa Zihuatanejo. Additionally, AeroMexico will place its designator code on Copa Airlines-operated flights between the Hub of the Americas in Panama City to Mexico City, Cancun and Guadalajara.

“The agreement enables Copa Airlines to further expand the reach and scope of its Hub of the Americas in Panama City by providing us connectivity to many of Mexico’s most important cities,” mentioned Jorge Garcia, Commercial VP of Copa Airlines. “Additionally, this alliance will further promote commerce, trade and tourism between Mexico and Latin America, as passengers will have more options to conveniently connect between Mexico and the region,” he added.

Passengers travelling on these codeshare flights will receive a seamless travel experience, moving between the carriers with a single reservation, ticket and with luggage checked to their final destination. Also, passengers will be able to earn valuable miles, choosing between either of the airlines’ frequent flyer programs.

About Copa Holdings
Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 116 daily scheduled flights to 39 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota, Cali, Cartagena and Medellin.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 07/30/2006	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO

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